EXHIBIT 99(a)(1)(G)
FORM OF REMINDER EMAIL COMMUNICATION TO ELIGIBLE OPTION HOLDERS

TO:	[Employee]
FROM:	optionexchange@greendotcorp.com
SUBJECT:	IMPORTANT: Option Exchange Program ** FINAL DAY **
DATE:	[Date]
Today is the last day to elect to participate in Green Dot's option exchange program. All elections must be submitted before 11:59 p.m., Pacific Time, May 7, 2013 . We are not able to accept elections after that time, so if you decide to participate, please make sure to allow yourself enough time to properly complete and submit your election by the deadline.
The offering materials describing the exchange program are available on the exchange program website (https://greendot.equitybenefits.com), and in the Schedule TO filed with the Securities and Exchange Commission on April 10, 2013 (the “Offering Materials”). We encourage you to review the Schedule TO, including its exhibits and subsequent amendments if any, and the other Offering Materials in their entirety before deciding to participate in the exchange program.
If you've already made your election, you can check to make sure it is correct (or withdraw or change it) by logging onto the exchange program website.
You can review your individual stock option information, including all of your stock option grants to date and the status of each stock option online at UBS (https://onesource.ubs.com/GDOT), using your log on credentials. Please note that your stock option information on UBS's website will not reflect any election(s) you may have made through the exchange program website.
If you have any questions about the program or requests for assistance with the exchange program website or for copies of any program materials, please email to optionexchange@greendotcorp.com.
Thanks,
Option Exchange Administration